Exhibit 99.1

News Release

2016-05

For further information please contact:

Intelsat

Dianne VanBeber

Vice President, Investor Relations & Corporate Communications

Phone: 703.559.7406

Email: dianne.vanbeber@intelsat.com

Michele Loguidice

Director, Investor Relations & Corporate Communications

Phone: 703.559.7372

Email: michele.loguidice@intelsat.com

Intelsat Appoints Jacques Kerrest as Chief Financial Officer

Luxembourg, 29 January 2016

Intelsat S.A. (NYSE:I), the world’s leading provider of satellite services, announced today that Jacques Kerrest is joining the company as Executive Vice President and Chief Financial Officer, reporting to Intelsat’s Chief Executive Officer, Stephen Spengler.

Mr. Kerrest will be responsible for the leadership of Intelsat’s financial operations, including capital markets, accounting, treasury, financial planning, investor relations and corporate development. He will be a member of the company’s Management Committee and is expected to begin his duties on February 1, 2016.

Intelsat CEO Stephen Spengler said, “Jacques brings a wealth of experience to Intelsat. He has a strong track record of leading the finance organizations of large, complex and global corporations. His deep financial expertise in the telecom and media sectors will provide new perspectives within our management team. I have confidence that his financial acumen, corporate finance background and sector knowledge will play an instrumental role in shaping our financial priorities and in the attainment of our operational and long-term strategic goals.”

Mr. Kerrest joins Intelsat from DPC Data Inc. where he served as President and led the company’s efforts in providing disclosure-related data products and specialized data services to the municipal bond marketplace in the United States. Prior to DPC Data, he was Chief Financial Officer and Chief Operating Officer at ActivIdentity Corporation (known today as HID Global). Mr. Kerrest’s experience also includes CFO roles at Virgin Media, the second largest communications company in the United Kingdom, Equant, and Chancellor Broadcasting.

Resources for the Media:

•	Bio for Mr. Kerrest: http://www.intelsat.com/about-us/executive-team/

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, with Intelsat, envision your future network, connect using our leading satellite technology and transform your opportunities.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.